                                                        Exhibit 99.23

                                     IN THE
                     SUPREME COURT OF THE STATE OF DELAWARE


OMNICARE, INC.,                                  FILED UNDER SEAL
     PLAINTIFF BELOW,
     APPELLANT,
                                                 NO. 605, 2002
  V.

NCS  HEALTHCARE, INC., ET AL.,                   Court Below: Court of Chancery
     DEFENDANTS BELOW,                           of the State of Delaware in
     APPELLEES.                                  and for New Castle County
                                                 C.A. No. 19800
ROBERT M. MILES, ET AL.,
     PLAINTIFFS BELOW,                           NO. 649, 2002
     APPELLANTS,

  V.                                             Court Below: Court of Chancery
                                                 of the State of Delaware in
JON H. OUTCALT , ET AL.,                         and for New Castle County
     DEFENDANTS BELOW,                           C.A. No. 19786
     APPELLEES.
                                                 CONSOLIDATED


               APPELLEES NCS HEALTHCARE, INC., BOAKE A. SELLS AND
                      RICHARD L. OSBORNE'S ANSWERING BRIEF


                                                 SKADDEN, ARPS, SLATE,
Of Counsel:                                        MEAGHER & FLOM LLP
                                                 Edward P. Welch (# 671)
BENESCH, FRIEDLANDER, COPLAN                     Edward B. Micheletti (# 3794)
& ARONOFF LLP                                    Katherine J. Neikirk (# 4129)
Mark A. Phillips                                 James A. Whitney (# 4161)
2300 BP Tower, 200 Public Square                 One Rodney Square
Cleveland, Ohio 44114-2378                       P.O. Box 636
(216) 363-4500                                   Wilmington, Delaware 19899-0636
                                                 (302) 651-3000


                                                 Attorneys for Defendants-Below
                                                 Appellees NCS HealthCare, Inc.,
                                                 Boake A. Sells
DATED: December 9, 2002                          and Richard L. Osborne

                                TABLE OF CONTENTS


TABLE OF CASES AND AUTHORITIES .................................................   iv


NATURE AND STAGE OF THE PROCEEDINGS ............................................    1


SUMMARY OF ARGUMENT ............................................................    3


STATEMENT OF FACTS .............................................................    4


        A. NCS Actively Explores The Marketplace For Strategic
           Restructuring Alternatives, And Finds No Success ....................    4


        B. Omnicare Attempts To Buy NCS's Assets Out Of
           Bankruptcy, While NCS Attempts To Strike A Deal
           Providing Fair Value To All Stakeholders ............................    5


        C. To Pressure NCS Into Accepting A Bankruptcy Deal,
           Omnicare Deals Exclusively With The Ad Hoc
           Committee ...........................................................    6


        D. Unlike Omnicare, Genesis Proposes A Transaction That
           Provides Recovery For All NCS Stakeholders ..........................    7


        E. After Six Months Of Radio-Silence, Omnicare
           Reappears With A Highly Conditional "Offer To
           Negotiate" ..........................................................   11


        F. Concerned It Might Be Left With Nothing, The NCS
           Board Chooses The Firm Genesis Offer And Rejects
           The Highly Conditional Omnicare Offer To Negotiate ..................   12


        G. The NCS/Genesis Merger Agreement And The Voting
           Agreements ..........................................................   15


        H. Subsequent Events ...................................................   16

ARGUMENT .......................................................................   18



I. THE COURT OF CHANCERY PROPERLY HELD THAT
   PLAINTIFFS FAILED TO SATISFY THE ESSENTIAL
   PREREQUISITES FOR PRELIMINARY INJUNCTIVE
   RELIEF ......................................................................   18


         A. Standard Of Review .................................................   18


         B. Applicable Legal Standards .........................................   18


         C. The Court Of Chancery Correctly Held That The
            Plaintiffs Have Failed To Establish A Reasonable
            Probability Of Success On The Merits Of Their Claims ...............   19


            1. The NCS Board acted in the best interests of all NCS
               stakeholders by executing the NCS/Genesis Merger on
               July 28 .........................................................   19


                       (a) Revlon analysis is not required by the
                           NCS/Genesis Merger ..................................   20


                       (b) Under the business judgment standard of review,
                           the NCS Board satisfied its fiduciary duties ........   22


                       (c) Regardless of the applicable standard of
                           review, the NCS directors fulfilled their
                           fiduciary duties to all NCS stakeholders
                           by executing the NCS/Genesis Merger .................   24


         D. The Court Of Chancery Properly Held That The Deal
            Protection Provisions In The NCS/Genesis Merger
            Agreement Were Reasonable And Should Be Upheld .....................   28


            1. The deal protection provisions are valid under
               Unocal ..........................................................   28

            2. Under the circumstances here, the deal
               protection provisions may also be properly
               reviewed as business judgments, and should be
               granted deference ...............................................   32


        E.  NCS's Directors Have Acted Within Their Authority
            Under 8 Del. C. Section 141(a) .....................................   33


CONCLUSION .....................................................................   35

                         TABLE OF CASES AND AUTHORITIES


CASES                                                                      PAGE(S)

Ace Ltd. v. Capital Re Corp.,
         747 A.2d 95 (Del. Ch. 1999) ...................................      31


Arnold v. Society for Sav. Bancorp, Inc.,
         650 A.2d 1270 (Del. 1994) .....................................   21,22


Aronson v. Lewis,
         473 A.2d 805 (Del. 1984), overruled on other grounds,
         Brehm v. Eisner, 746 A.2d 244 (Del. 2000) .....................      22


Bershad v. Curtis-Wright Corp.
         535 A.2d 840 (Del. 1987) ......................................      30


Brazen v. Bell Atlantic Corp.,
         695 A.2d 43 (Del. 1997) .......................................      32


Brehm v. Eisner,
         746 A.2d 244 (Del. 2000) ......................................      22

Cantor Fitzgerald, L.P. v. Cantor,
         725 A.2d 571 (Del. Ch. 1998) ..................................      18


Cinerama v. Technicolor,
         663 A.2d 1134, 1139 (Del. Ch. 1994),
         aff'd 663 A.2d 1156 (Del. 1995) ...............................      24


Citron v. Fairchild Camera & Instrument Corp.,
         569 A.2d 53 (Del. 1989) .......................................      23


Credit Lyonnais Bank Nederland, N.V. v. Pathe Communications Corp.,
         C.A. No. 12150, 1991 WL 277613 (Del. Ch. Dec. 30, 1991) .......      19


Emerald Partners v. Berlin,
         787 A.2d 85 (Del. 2001) .......................................      19

Emerson Radio Corp. v. International Jensen, Inc.,
         C.A. Nos. 15130, 14992, 1996 WL 483086
         (Del. Ch. Aug. 20, 1996) ......................................              23,30


In re Fort Howard Corp. S'holders Litig.,
         C.A. No. 9991, 1988 WL 83147 (Del. Ch. Aug. 8, 1988) ..........                 25


Frank W. Diver, Inc. v. General Motors Corp.,
         No. 361, 1998, 1998 WL 609724 (Del. Aug. 26, 1998) ............                 18


In re Gaylord Container Corp. S'holders Litig.,
         753 A.2d 462 (Del. Ch. 2000) ..................................             29, 30


Geyer v. Ingersoll Publ'n Co.,
         621 A.2d 784 (Del. Ch. 1992) ..................................                 20


Gilbert v. El Paso Corp.,
         575 A.2d 1131 (Del. 1990) .....................................                 32


Golden Cycle, LLC v. Allan,
         C.A. No. 16301, 1998 WL 892631
         (Del. Ch. Dec. 10, 1998) ......................................         25, 26, 27


Goodwin v. Live Entm't, Inc.,
         C.A. No. 15765, 1999 WL 64265 (Del. Ch. Jan. 25),
         aff'd mem. , 741 A.2d 16 (Del. 1999) ..........................                 28


Grimes v. Donald,
         C.A. No. 13358, 1995 WL 54441 (Del. Ch. Jan. 11, 1995),
         aff'd , 673 A.2d 1207 (Del. 1996) .............................                 34


Ivanhoe Partners v. Newmont Mining Corp.,
         535 A.2d 1334 (Del. 1987) .....................................             18, 19


In re IXC Communications, Inc. S'holders Litig.,
         C.A. Nos. 17324, 17334, 1999 WL 1009174
         (Del. Ch. Oct. 27, 1999) ......................................     18, 24, 32, 33

In re J.P. Stevens & Co. S'holders Litig.,
         542 A.2d 770 (Del. Ch. 1988) ..................................                 22


Kontrabecki Group, Inc. v. Triad Park, LLC,
         C.A. No. 16256, 1998 WL 1809924 (Del. Ch. Mar. 18, 1998) ......                 26


Krim v. ProNet, Inc.,
         744 A.2d 523 (Del. Ch. 1999) ..................................                 21


Kysor Indus. v. Margaux, Inc. ,
         674 A.2d 889 (Del. Super. Ct. 1996) ...........................                 31


Lenahan v. National Computer Analysts Corp.,
         310 A.2d 661 (Del. Ch. 1973) ..................................                 18


McMillan v. Intercargo Corp.,
         768 A.2d 492 (Del. Ch. 2000) ..................................                 28


In re NCS HealthCare, Inc. S'holders Litig.,
         Cons. C.A. No. 19786 (Del. Ch. Nov. 22, 2002) .................             passim


Paramount Communications, Inc. v. Time Inc.,
         C.A. Nos. 10866, 10670, 10935, 1989 WL 79880
         (Del. Ch. July 14, 1989) ......................................                 21


Paramount Communications, Inc. v. Time Inc.,
         571 A.2d 1140 (Del. 1990) .....................................             passim


In re Pennaco Energy, Inc. S'holders Litig.,
         787 A.2d 691 (Del. Ch. 2001) ..................................                 25


Quickturn Design Sys. Inc v. Shapiro,
         721 A.2d 1281 (Del. 1998) .....................................             33, 34


QVC Network, Inc. v. Paramount Communications Inc.,
         635 A.2d 1245 (Del. Ch. 1993), aff'd,
         637 A.2d 34 (Del. 1994) .......................................                 25

QVC Network, Inc. v. Paramount Communications Inc.,
         637 A.2d 34 (Del. 1994) .......................................                 25


Rand v. Western Air Lines, Inc.,
         C.A. No. 8632, 1994 WL 89006 (Del. Ch. Feb. 25, 1994),
         aff'd mem., 659 A.2d 228 (Del. 1995) ..........................                 25


Revlon, Inc. v. MacAndrews & Forbes Holdings, Inc.,
         506 A.2d 173 (Del. 1986) ......................................                 20


In re RJR Nabisco, Inc. S'holders Litig.,
         C.A. No. 10389, 1989 WL 7036 (Del. Ch. Jan. 31, 1989) .........             25, 27


Roberts v. General Instrument Corp.,
         C.A. No. 11639, 1990 WL 118356 (Del. Ch. Aug. 13, 1990) .......                 18


In re Santa Fe Pacific Corp. S'holder Litig.,
         669 A.2d 59 (Del. 1995) .......................................                 21


Smith v. Van Gorkom,
         488 A.2d 858 (Del. 1985) ......................................             15, 22


State of Wisconsin Inv. Bd. v. Bartlett,
         C.A. No. 17727, 2000 WL 238026 (Del. Ch. Feb. 24, 2000) .......                 32


Stroud v. Grace,
         606 A.2d 75 (Del. 1992) .......................................                 30


Thompson v. Enstar Corp.,
         509 A.2d 578 (Del. Ch. 1984) ..................................                 25


Thorpe v. CERBCO, Inc.,
         676 A.2d 436 (Del. 1996) ......................................                 30


Unitrin, Inc. v. American Gen. Corp.,
         651 A.2d 1361 (Del. 1995) .....................................                 28


Unocal Corp. v. Mesa Petroleum Co.,
         493 A.2d 946 (Del. 1985) ......................................             28, 29

Weiss v. Samsonite Corp.,
         741 A.2d 366 (Del. Ch.),
         aff'd mem., 764 A.2d 277 (Del. 1999) ..........................                 30


Williams v. Geier,
         671 A.2d 1368 (Del. 1996) .....................................         30, 32, 33


AUTHORITIES


8 Del. C. Section 141(a) ...............................................                 19


8 Del. C. Section 218 ..................................................                 30


8 Del. C. Section 251(c) ...............................................             15, 29


8 Del. C. Section 262 ..................................................                 15


John C. Coates & Bradley C. Faris, Second-Generation Shareholder Bylaws:
Post-Quickturn Alternatives, 56 Bus. Law. 1323 (Aug. 2001) .............                 34

                       NATURE AND STAGE OF THE PROCEEDINGS


            After a search for restructuring alternatives spanning over two years, the NCS board of directors (the "NCS Board"), managing an insolvent company, entered into a stock-for-stock merger agreement with Genesis Health Ventures, Inc. ("Genesis") on July 28, 2002 (the "NCS/Genesis Merger"). Two days earlier, on July 26, 2002, Omnicare, Inc. ("Omnicare") - which had histori-cally targeted NCS's financial weakness and sought to exploit it by proposing various bankruptcy asset purchase offers and negotiating directly with NCS's creditors - proposed for the first time a highly conditional "offer to negotiate."


            With Genesis threatening to pull the only viable proposal received over the last two years by midnight July 28, and faced with the threat that Omnicare would revert to its bankruptcy offers, the NCS Board agreed to the merger with Genesis. As the Court of Chancery explained, "at the time the [NCS] directors acted to meet the Genesis deadline, the only proposal reasonably available to them was the one they adopted." (Op. at 45)(1) Moreover, the NCS Board's decision was fully supported by two shareholders (who are also direc-tors), and who together would have had nearly $7 million to gain from the Omnicare proposal had it been firm. Under any legal standard of review, the sound decision made by the NCS Board on July 28, 2002 was correct.


            Thereafter, on July 30, 2002, several NCS shareholders (herein-after "Plaintiffs") began filing class actions seeking to enjoin the NCS/Genesis Merger. After these actions were consolidated on August 30, 2002, Plaintiffs filed their Consolidated Amended Complaint (the "Complaint") on September 20, 2002. On November 3, 2002, Plaintiffs filed their motion for a preliminary injunction.


            On November 14, 2002, the Court of Chancery heard oral argument, and issued a memorandum opinion and order denying injunctive relief on November 22, 2002. The Court's decision was premised on the strong factual record regarding the NCS Board's diligence in approving the NCS/Genesis Merger, noting that "[t]he overall quality of testimony given by the NCS directors is among the strongest this Court has ever seen. All four NCS directors


------------

(1) In re NCS HealthCare, Inc. S'holders Litig., Consol. C.A. No. 19786 (Del. Ch. Nov. 22, 2002), herein called ("Op.") (attached as Exhibit A to Appel-lants' Opening Brief).

were deposed, and each deposition makes manifest the care and attention given to this project by every member of the board." (Op. at 39 n.46 (emphasis added)) Accordingly, the Court held that "the record before the court does not support even a preliminary finding that the NCS directors failed to fulfill their fiduciary duties when they 'shopped' Omnicare's proposal to Genesis, obtained a substantial improvement in the terms of that offer and then approved the transaction without contacting Omnicare. The process they followed was certainly a rational one, given the circumstances they then confronted." (Op. at 41) The Court further held that even under "the more exacting Revlon standard [which Plaintiffs argue is the operative standard of review], the directors acted in conformity with their fiduciary duties in seeking to achieve the highest and best transaction reasonably available to them." (Op. at 41)


            Moreover, the Court below considered the effect of the Section 251(c) provision in the NCS/Genesis Merger Agreement and certain voting agreements (the "Voting Agreements") under Unocal, finding that: "In the circumstances of this case ... director approval of the voting agreements, even in conjunction with the Section 251(c) provision in the merger agreement," did not act "as an unreasonable 'lock-up' of the Genesis transaction." (Op. at 44) Further, in rejecting Plaintiffs' claim that the NCS Board abdicated its fiduciary duties by virtue of the Section 251(c) provision, the lower Court explained that "[i]t is simply nonsensical to say that a board of directors abdicates its duty to manage the 'business and affairs' of a corporation under
Section 141(a) of the DGCL by agreeing to the inclusion in a merger agreement of a term expressly authorized by Section 251(c) of that same statute." (Order Refusing Application to Certify Interlocutory Appeal ("Order") at 6 (BN444.6); Op. at 31)


            Thereafter, Plaintiffs sought certification of an interlocutory appeal, which was denied on November 26, 2002. On December 4, 2002, the Supreme Court vacated an earlier order denying Plaintiffs' application for an interlocutory appeal, and instead granted the order and consolidated the appeal with No. 605, 2002. This is the answering brief of NCS, Boake A. Sells and Richard L Osborne (the "NCS Defendants").

                               SUMMARY OF ARGUMENT


      1. Denied. The Court of Chancery applied well-settled law in concluding that the NCS Board did not breach its duty of care in approving the NCS/Genesis Merger. The Court below correctly applied the business judgment standard of review to the NCS Board's decision to approve the NCS/Genesis Merger because it is a stock-for-stock merger that does not result in a change of control. Moreover, even under Revlon, the Court below properly concluded that the NCS Board's actions were reasonable given its precarious financial condition, prior experiences with Omnicare's insistence upon a bankruptcy asset sale, Genesis' firm offer and intention to walk away if the proposed transaction was not executed by midnight July 28 and the numerous conditions (particularly the due diligence condition) in Omnicare's July 26 "offer to negotiate." The Court of Chancery also correctly found that the various deal protection provisions in the NCS/Genesis Merger, and most specifically the inclusion of a Section 251(c) provision in the merger agreement and approval of the Voting Agreements, were reasonable under Unocal. Finally, the Court of Chancery properly rejected Plaintiffs' implausible claim that the NCS directors abdicated their duties under Section 141(a) of the Delaware General Corporation Law (the "DGCL") by approving a provision in the NCS/Genesis Merger that is expressly authorized by
Section 251(c) of the DGCL. Nothing about this Court's decision in Quickturn should change that result.


      2. Denied. The Court of Chancery properly held that because Plaintiffs failed to establish a reasonable probability of success, there was no need to determine whether Plaintiffs would be irreparably harmed or balance the equities.

                             STATEMENT OF FACTS(2)


      A.    NCS ACTIVELY EXPLORES THE MARKETPLACE FOR STRATEGIC
            RESTRUCTURING ALTERNATIVES, AND FINDS NO SUCCESS


            In late 1999, NCS became increasingly affected by deteriorating market conditions on the healthcare industry, stemming primarily from reductions in reimbursements from government and third-party programs. (Op. at 5; Outcalt 12-13 (BN589))(3) NCS also had difficulty collecting accounts receivable, and its stock price plunged. (Op. at 5; Outcalt 13 (BN589)) In July 2000, a committee was formed (the "Ad Hoc Committee") to represent the interests of the holders of NCS's subordinated debentures (the "Notes"). (Op. at 6; A824) By spring 2001, NCS was in default on approximately $350 million in obligations, including $206 million in senior debt and $102 million in Notes, with the remainder consisting of outstanding trade debt to its primary pharmaceutical supplier.


            Earlier, NCS began exploring strategic alternatives to ensure its long-term viability and to protect the interests of all its stakeholders. (Op. at 5; A82) In February 2000, NCS retained UBS Warburg LLC ("UBS Warburg") to identify potential acquirors and possible equity investors. (Op. at 5; A82-89) UBS Warburg contacted over fifty different entities to solicit their interest in a variety of transactions with NCS. (Op. at 5; BN79-92) By October 2000, however, UBS Warburg's efforts had produced only one non-binding indication of interest, for substantially less than the face value of NCS's senior debt. (Op. at 5-6; A825) In December 2000, NCS terminated UBS Warburg and engaged Brown, Gibbons, Lang & Company L.P. ("Brown Gibbons") as its exclusive financial advisor. (Op. at 6; Pollack 26 (BN603))


_____________

(2) The NCS Defendants rely (where possible) upon the detailed recitation of facts in the lower Court's opinion, including the descriptions of the parties, which was derived from the well-developed record in this case.

(3) References to the Appendix filed by Plaintiffs are cited as "A__." References to the NCS Defendants' Appendix are cited as "BN__." References to Appellants' Opening Brief are cited as "OB at __."

            By early 2001, full recovery for NCS's creditors was "remote," and recovery for NCS shareholders seemed impossible. (Op. at 6; A825) NCS invited several parties to conduct due diligence, and negotiated extensively with some. These efforts, however, did not result in any proposal that NCS believed provided an acceptable recovery to its stakeholders. (A825) In at least one instance, an initial proposal was revised downward by over 20% after the offeror conducted its due diligence review. (BN121; BN141-42)


      B.    OMNICARE ATTEMPTS TO BUY NCS'S ASSETS OUT OF
            BANKRUPTCY, WHILE NCS ATTEMPTS TO STRIKE A DEAL
            PROVIDING FAIR VALUE TO ALL STAKEHOLDERS


            By June 2001, Joel Gemunder (Omnicare's President and CEO) had targeted NCS for an asset sale under Section 363 of the United States Bankruptcy Code. Gemunder believed this was an attractive opportunity to eliminate one of Omnicare's direct competitors during a period of financial instability. (Froesel 79 (BN464)) An internal Omnicare memorandum dated July 2001 reflects this expectation: "[Omnicare] [m]anagement expects to be able to structure a transaction valuing NCS based on a discount from its outstanding debt, which has a current book value of $309.4 million and an estimated market value of $132 million, reflecting NCS' current state of financial distress." (BN135-36 (emphasis added))


            To this end, Gemunder approached Kevin Shaw (NCS's President) at an industry conference in July 2001 and expressed interest in a transaction with NCS. (Gemunder 13 (BN473)) After consulting with the NCS Board, Shaw invited Omnicare to begin discussions with NCS's financial advisors. (A825) On July 20, 2001, Omnicare made its first Section 363 proposal for $225 million, subject to due diligence review. (Op. at 6; A90) This proposal failed to provide full recovery to NCS's creditors, let alone any recovery for NCS's shareholders. Thereafter, on August 29, 2001, Omnicare made a second Section 363 proposal for $270 million, still well below NCS's debt liability and providing absolutely nothing to NCS shareholders. (Op. at 7; BN152-53)


            To foster negotiations, NCS had sent Omnicare a standard confidentiality agreement previously executed by at least thirty-six other parties investigating potential transactions with NCS. (BN124-33) This agreement was particularly important to NCS in light of Omnicare's position as NCS's largest competitor. (Op. at 7; Froesel 22-23 (BN456)) Institutional pharmacy compa-nies like Omnicare and NCS have a proprietary interest in the cost structures of their pharmacies, and endeavor to keep such pricing information confidential. (Op. at 7 n.2; Hodges 184-85 (BN522)) Omnicare, however, refused to execute the confidentiality agreement in the form provided and, in particular, objected to a provision prohibiting it from soliciting NCS's customers outside the ordinary course of Omnicare's business. (Op. at 7; A826) Not surprisingly, during this time Omnicare was attempting to steal NCS's customers through an internal effort called an "NCS Blitz." (Op. at 7 n.3; Froesel 33 (BN457)) In late September 2001, after protracted discussions, Omnicare executed a modified confidentiality agreement (Op. at 7), and NCS provided most of the due diligence NCS had requested except for certain highly sensitive, non-public competitive information. (BN181-278, BN282-83)


             In October 2001, tired of receiving low-ball proposals from Omnicare, NCS sent Glenn Pollack (of Brown Gibbons, NCS's financial advisor) to meet with Omnicare's financial advisor (Merrill Lynch) to discuss Omnicare's interest in NCS. (Berlin 79-80 (BN449)) At this meeting, Pollack identified $77 to $87 million worth of synergies in a potential NCS/Omnicare combination and, in recognition of these synergies, sought a non-bankruptcy transaction that would provide value to all NCS stakeholders. (Op. at 8; Pollack 64-68, 73-77 (BN605-08); A99-102) Omnicare, however, indicated it was not interested in anything other than a Section 363 sale. (Pollack 67-68 (BN606)) Pollack made similar overtures to Omnicare's advisors in January 2002, and (as the Independent Committee was later made aware at a May 23 meeting) Omnicare failed to ever provide a meaningful response. (Pollack 64-66 (BN605-06); BN330) Indeed, Omnicare's financial advisor admits that he made no attempt (nor is aware of any attempt made by Merrill Lynch) to contact Pollack between November 15, 2001 to July 22, 2002 to discuss any transaction, let alone one offering recovery to NCS shareholders. (Hartman 132 (BN513))


      C.     TO PRESSURE NCS INTO ACCEPTING A BANKRUPTCY DEAL,
             OMNICARE DEALS EXCLUSIVELY WITH THE AD HOC COMMITTEE


            By mid-November 2001, Omnicare was frustrated with NCS's refusal to accept a bankruptcy offer and, therefore, abandoned discussions with NCS and began negotiating exclusively with the Ad Hoc Committee. (Op. at 8; Pollack 69-71 (BN606-07)) Gemunder believed that for the right price, the Ad Hoc Committee (which had already threatened to put NCS into bankruptcy) would force NCS into a deal favorable to Omnicare. (BN445 ("Joel [Gemunder] agree on price with DDJ. DDJ tell mgmt what deal is"); Gemunder 62 (BN474.2) (testifying "[w]hat they [Ad Hoc Committee] told me was that if I paid them enough money, they would take all the risk and deliver the company to me")) As Judy Mencher, head of the Ad Hoc Committee, explained to Sells: "[NCS] better hurry because...Omnicare, if they think the train is leaving the station, will buy the bonds at [my] price." (BN328)


                  In February 2002, the Ad Hoc Committee informed the NCS Board that Omnicare had prepared a third Section 363 bankruptcy proposal for $313,750,000. (Op. at 8; A109-68) In fact, Mencher had believed she and Omnicare had agreed on a Section 363 deal in January 2002. (Mencher 78 (BN554)) Subsequently, however, Omnicare sent the Ad Hoc Committee a term sheet and asset purchase agreement that did not reflect that deal. (Op. at 8; Mencher 85-86 (BN555-56)) Although the Ad Hoc Committee was dissatisfied with many of the terms in Omnicare's draft agreement, and believed it did not fairly represent the terms it had agreed to, it nevertheless forwarded the proposal to NCS for its review in April 2002. (A827) Again, this proposal was lower than the face value of NCS's debt, and provided no recovery to NCS's shareholders. (Hodges 228-29 (BN527)) Despite Mencher's stark warnings about forcing a bankruptcy (BN328), NCS promptly informed the Ad Hoc Committee that it was not interested in Omnicare's proposal - or any other bankruptcy proposal that did not provide for NCS equity - and would not participate in the Ad Hoc Committee's bankruptcy sale discussions with Omnicare. (Pollack 88-89 (BN611)) Omnicare failed to meaningfully respond to the Ad Hoc Committee's comments on these documents. (Mencher 85-86 (BN555-56))

         D. UNLIKE OMNICARE, GENESIS PROPOSES A TRANSACTION THAT PROVIDES RECOVERY FOR ALL NCS STAKEHOLDERS

                  In the late 1990s, Genesis had struggled when government reimbursements for Medicare and Medicaid declined and declared bankruptcy in 2001. (Op. at 9; Hager 12 (BN491)) After a successful restructuring, Genesis took steps toward financial recovery by focusing on the health services portion of its business and targeting growth opportunities by acquisition. (Hager 57 (BN498)) Along the way, Genesis lost a bidding war to Omnicare to acquire the assets of American Pharmaceutical Services ("APS") out of bankruptcy, leading to bitter feelings between the principals of both companies. (Op. at 9; Hager 187-90 (BN510-11))

                  In January 2002, representatives of the Ad Hoc Committee contacted Genesis regarding a possible transaction with NCS. (Op. at 9; Hager 18-19 (BN493)) Genesis executed NCS's standard confidentiality agreement quickly and began a due diligence review. (Op. at 9; BN321-25; Pollack 112 (BN614)) Early in negotiations, Genesis indicated that any proposal it made would be conditioned upon a significant majority of the bondholders and controlling voting interests supporting the transaction. (Hager 42-43 (BN497)) Around this time, NCS began to forecast improved operating performance due to certain initiatives management had taken to improve cash flows. (Op. at 9; Osborne 37-38 (BN573-74)) Notably, however, this did not change its overall perilous financial condition considering its outstanding debt obligations. (Osborne 38-39 (BN574))


                  In March 2002, the NCS Board created an Independent Commit-tee, consisting of Boake Sells and Professor Richard Osborne, to ensure an even-handed approach for all NCS constituencies in any transaction. (Op. at 9-10; Sells 44-45 (BN641); Osborne 31 (BN572)) The entire NCS Board, however, retained authority to approve any transaction, and the Independent Committee retained the same legal and financial counsel as the NCS Board. (Op. at 10) On May 14, 2002, the Independent Committee met to review the status of the restructuring process. (A264-68) At that time, NCS had not received any proposals that would have provided recovery for all of its stakeholders, although the Independent Committee felt that preliminary negotiations with Genesis showed promise.(4)(Id.) Pollack recommended at this meeting that NCS utilize a "stalking-horse merger partner" to obtain the highest possible value in any transaction (Pollack 166 (BN622)), and the Independent Committee (at the time) believed this approach made sense. However, no "stalking horse" could be found - indeed, Genesis flatly refused to serve as a stalking horse, and threatened to walk away if NCS used its offer in that manner. Neither the NCS Independent Committee nor its advisors ever initiated an active bidding process for NCS. (Op. at 30; see also Pollack 86 (BN611))

                  In June 2002, Genesis proposed a transaction with no associated bankruptcy filing (although for less than the full amount of NCS's outstanding

------------
(4) By this time, Mencher felt there was "a huge amount of risk going back to Omnicare, because I was afraid it would chase Genesis away, and a bird in a hand is always worth more than two in the bush." (Mencher 194 (BN560))

debt), and - for the first time since NCS began its search for restructuring alternatives - recovery for NCS shareholders of $7.5 million in Genesis stock. (BN333-35; Pollack 119-21 (BN615)) NCS continued to press Genesis to improve its offer. By July 3, Genesis had improved its offer significantly. NCS's Noteholders would receive par value for their notes, paid with a mixture of Genesis stock and cash, NCS's equity holders would receive $24 million in Genesis stock, and NCS's trade obligations would be assumed in full. (BN338) This proposal was far superior to Omnicare's last Section 363 proposal. (Op. at 36) Genesis, however, refused to proceed further without an exclusive negotiating agreement. (Op. at 12-13; Hager 77 (BN502))

                  Not wanting to lose Genesis, and given that no other comparable proposals had surfaced over the past two years, NCS entered into an exclusive negotiating agreement with Genesis on July 3, 2002 (the "Exclusivity Agreement"). (Osborne 107-08 (BN579); A348-51) Indeed, as Independent Commit-tee member Osborne explained:

         We were in a situation where a promising opportunity was developing with Genesis. One that had the promise of substantial recovery for - for creditors ... , and also the chance of a significant value for shareholders.

         The company continued to be circling insolvency. We had talked to 50-plus companies and none had resulted in a deal. We had OmniCare, who had repeatedly offered only bankruptcy and no recovery for shareholders.

         We were very mindful of our responsibility to all the stake- holders, but particularly given our perilous condition to the noteholders and senior debt. And of course in this case, because of the chance of recovery for shareholders, it was very clear to me that we should be extremely careful to nurture and preserve this opportunity given the circumstances.

         We had been given analyses that showed negative value, looking at it every possible way for the equity, and here we were going to have - at NCS we were going to have a recovery.

         So I was very clear that signing that agreement in order - and of course, they made it - they were adamant that that would be required to move forward. It was very clear to me that I was doing my duty when we
         - when I agreed to sign that agreement, [I was] crystal clear [it] was the right decision to make on behalf of the stakeholders.

(Osborne 107-08 (BN579))


                  Moreover, both members of the Independent Committee under-stood that a reasonably brief exclusive negotiating period with Genesis (two weeks with a one week extension if the parties were still negotiating in good faith) was necessary and reasonable to determine "if a firm deal could be negotiated between NCS and Genesis." (Op. at 36; Osborne 103-04 (BN578)) There was no reason to suspect that, at this time, contacting Omnicare would lead to anything other than a bankruptcy proposal. (Id.) Indeed, "Omnicare would have continued to press for a bankruptcy transaction in which Noteholders [would receive] less than face value for their Notes and the NCS stockholders [would receive] nothing." (Op. at 35, citing Hodges 252-53 (BN529)) Thus, the Independent Committee made a rational, reasonable and informed decision to enter into the Exclusivity Agreement. (Op. at 36-37) Critically, the Exclusivity Agreement did not restrict the NCS Board from rejecting a Genesis proposal (if warranted) when the agreement lapsed. (Sells 128, 131-34 (BN650-52); Osborne 107-08 (BN579)) Later that day, Genesis provided NCS with a draft merger agreement, a draft of the Noteholders agreement, and draft voting agreements for Outcalt and Shaw. (Hager 102 (BN505)) NCS continued to seek a higher offer price and other concessions from Genesis. (Pollack 184-85 (BN623))

                  Although substantial progress had been made toward a firm proposal, NCS and Genesis were unable to finalize a definitive merger agreement and secure a consensus among the Noteholders prior to the July 26, 2002 expiration date of the Exclusivity Agreement. By telephonic meeting held on the morning of July 26, 2002, the Independent Committee, believing a final agreement was imminent and fearful of losing Genesis altogether, authorized an extension of the Exclusivity Agreement through July 31, 2002, as requested by Genesis. (BN358; Osborne 111-13 (BN580))

         E. AFTER SIX MONTHS OF RADIO-SILENCE, OMNICARE REAPPEARS WITH A HIGHLY CONDITIONAL "OFFER TO NEGOTIATE"

                  Purportedly tipped off by increased activity in NCS's stock in mid-July and rumors that NCS was in negotiations with Genesis, Omnicare re-evaluated its interest in NCS and speculated that the stock movement meant that NCS was in final negotiations with Genesis. (Op. at 15; Froesel 195-98 (BN467-
68)) On the afternoon of July 26, Omnicare's board authorized Omnicare's officers to make a written offer to NCS for $3.00 per share. (Op. at 15; BN359-61; Hodges 51-52 (BN516)) Later that day, Omnicare sent its "offer to negotiate" to the NCS Board (the "July 26 Letter"). (Op. at 15; A519-20) Notably, Omnicare did not send the July 26 Letter until after NCS had agreed to extend the Exclusivity Agreement with Genesis. (Pollack 186-87 (BN624)) The July 26 Letter (which was the first time Omnicare indicated it was interested in something other than a bankruptcy proposal) was Omnicare's first direct communication with NCS in six months (Froesel 178-80 (BN466)), despite Omnicare's awareness of NCS's negotiations with Genesis, and NCS advisors' offer to continue discussing a transaction earlier in the year. (A108.1; Pollack 68-70 (BN606-07))

                  Critically, the July 26 Letter informed the NCS Board that Omnicare's negotiation proposal hinged on two significant conditions:

         [O]ur proposal contemplates, among other things, the negotiation and execution of a mutually acceptable definitive merger agreement, which we believe can be accomplished very quickly. [1] The definitive merger and other agreements will contain provisions customary for transactions of this type, including the receipt of any required regulatory and third party approvals and consents.... [2] In addition, since we have not yet been afforded the opportunity to conduct any meaningful due diligence, we would like to conduct an expedited due diligence investigation of NCS, which we expect can be completed in seven to ten days from the date materials are made available to us.

(A519-20 (emphasis added)) Late in the afternoon of July 26, Omnicare representatives left voice mail messages with NCS representatives seeking to discuss the July 26 Letter. (A537)

                  Gemunder knew that the due diligence condition could cause it to lose NCS. (Op. at 16; Gemunder 160 (BN475)) Later in the day on July 26, Mencher informed Gemunder that Omnicare was unlikely to succeed unless it dropped the "due diligence outs" in the July 26 Letter. (Op. at 16; Mencher 89-90 (BN556-57)) Gemunder, who considered Mencher's warning "very real," followed up with his advisors, who insisted that he retain the due diligence condition "to protect [him] from doing something foolish." (Op. at 16;
Gemunder 160, 223 (BN475, 478))


         F. CONCERNED IT MIGHT BE LEFT WITH NOTHING, THE NCS BOARD CHOOSES THE FIRM GENESIS OFFER AND REJECTS THE HIGHLY CONDITIONAL OMNICARE OFFER TO NEGOTIATE

                  That evening, the Independent Committee met to consider its options, and concluded that discussions with Omnicare - given the Exclusivity Agreement and Genesis' previous skirmish with Omnicare over APS - presented an unacceptable risk that Genesis would abandon merger discussions. (Op. at 17; A516-18) The Independent Committee also believed that, given Omnicare's past
Section 363 proposals and unwillingness to engage in discussions about providing recovery to all NCS stakeholders, as well as its six months of radio-silence, Omnicare's "offer to negotiate" would likely not lead to a satisfactory proposal. (Op. at 17; A516-18) After this discussion, the Independent Commit-tee directed its financial advisor to request that Genesis improve the economic terms of its proposed transaction. (Op. at 17; A516-18)

                  In response to this request, on Saturday, July 27, Genesis raised its offer for Noteholders and shareholders by a total of approximately $28 million. (A536-37) As a condition for these improvements, however, Genesis issued an ultimatum: accept the offer on the table by midnight Sunday, July 28, or discussions would be terminated and the offer withdrawn. (Op. at 17-18; Hager 149-50 (BN508-09)) Taking this ultimatum seriously, and fearful that without a quick response NCS and its stakeholders would be left with no deal at all, the Independent Committee met the following day to consider Genesis' increased offer. (A532-35; Pollack 189, 196 (BN624, 626))

                  Among other things, the Independent Committee probed the sincerity of Genesis' deadline and examined the risks of not proceeding with the Genesis proposal. (A533-34) Pollack noted that, from the outset of the negotiation process, Genesis had demanded exclusive negotiations as a condition to any transaction, as it was particularly concerned about entering into another bidding war with Omnicare (or some other competitor). (Pollack 155-57, 166 (BN619, 622)) The Independent Committee concluded that Genesis was sincere in its threat to abandon discussions if the Genesis proposal was not executed by the July 28 deadline, and further concluded that not accepting Genesis' proposal risked recovery for all of NCS's stakeholders. (Op. at 18; A533) This conclusion was reasonable, rational and informed, as Genesis "would have withdrawn its offer and walked away from the deal if NCS violated the exclusivity agreement or allowed Genesis's deadline to pass." (Op. at 40) The Independent Committee, therefore, recommended that the NCS Board approve the Genesis Agreement before NCS lost the opportunity to do so. (A534)


                  At the ensuing meeting of the NCS Board, Pollack delivered his opinion (on behalf of Candlewood Partners) that the Genesis offer was fair to NCS shareholders financially. (A534) Pollack specifically provided the directors with an analysis about the intrinsic value of the consideration under the NCS/Genesis Merger. (Osborne 149 (BN587); Sells 144-45 (BN653); Pollack 212-13 (BN630)) Additionally, Pollack analyzed the synergies inherent in an NCS/Genesis combination, and determined they were approximately $45 to $55 million. (Pollack 77 (BN608)) The NCS Board also discussed Omnicare's offer to negotiate, and compared it with the Genesis offer. (A537-38) Sells noted that, given NCS's past negotiations with Omnicare had led only to Section 363 bankruptcy proposals, NCS could not assume that Omnicare's "offer to negotiate" would result in an agreement superior to the Genesis Offer. (Op. at 19; A538) Among other things, the NCS Board considered the same risks the Independent Committee had considered, including:

         - The risk that Genesis would retract its offer providing recovery for all NCS stakeholders, leaving NCS with no offer at all for shareholders and an impaired offer for creditors. Indeed, the record shows that "Genesis would have withdrawn its offer and walked away from the deal if NCS violated the exclusivity agreement or allowed Genesis's deadline to pass." (Op. at 40; Hager 151 (BN509))

         -        The risk that Omnicare, following due diligence, would either
                  (1) rescind its "offer to negotiate" or (2) downwardly adjust the contemplated dollar figure of that offer. (Op. at 19-20; Osborne 124-25, 128-29 (BN582, 583)) The board's concern was confirmed by David Froesel,

                  Chief Financial Officer of Omnicare, who testified that this was a viable risk. (Froesel 51 (BN461))(5)

         - The risk that Omnicare would not receive the requisite consent approvals from its credit facility and, therefore, would not have been able to finance a deal at the price contemplated by its offer to negotiate. (Op. at 20; Sells 78, 201 (BN645,
                  660)) Again, Froesel testified that Omnicare had not secured financing for its offer to negotiate until sometime after the first of August. (Froesel 261-62 (BN470.1-70.2))

         - The risk that without Genesis, Omnicare would drive NCS back into negotiations over a bankruptcy deal, or rescind its conditional offer completely. (Osborne 125 (BN582)) Indeed, "there was very little reason to believe that, without a competing deal from Genesis, Omnicare would have ever offered a deal other than a Section 363 asset sale in bankruptcy." (Op. at 36, Hodges 252-53 (BN529))

         - The risk that Omnicare would not guarantee to "pay-off" NCS's creditors in full. This was a concern for Sells, who astutely recognized that Omnicare was not currently intending to pay off NCS's creditors in full as of July 26. (Sells 93 (BN648)) Sells' concern about Omnicare's intentions was confirmed by Omnicare's use of the qualifying phrase "we currently intend" in its August 8 Offer to Purchase to explain its purported willingness to pay off NCS's debt. (A660)

------------

(5) Indeed, Froesel confirmed that the NCS Board's concerns were justified, explaining that:


         If during the course of due diligence a material fact is found out that is significantly different than what was previously conveyed to Omnicare, then Omnicare would then have to rethink the entire acquisition in terms of, number one, do we even continue to pursue the acquisition of this company. That is either a yes or a no answer. If it is a yes answer, then we have to rethink what our adjusted price would be.

(Froesel 51 (BN461) (emphasis added); see also Miles 59 (BN567); Marti 90
(BN548))

                  Ultimately, the NCS Board concluded (after receiving advice from its advisors and the recommendation of the Independent Committee) that the risk of losing the Genesis offer was too high to commence discussions with Omnicare. (A538; Osborne 143-45 (BN586)) The NCS Board understood the terms and operation of various deal protection provisions contained in the NCS/Genesis Merger Agreement.(6)(Op. at 19; Outcalt 91 (BN595); Sells 67 (BN643); Osborne 142 (BN586)) The NCS Board then unanimously voted to approve the Voting Agreements and the NCS/Genesis Merger, and recommended that NCS shareholders vote in favor of the NCS/Genesis Merger Agreement. (A538) A definitive merger agreement between NCS and Genesis (and thereafter, the Voting Agreements) was executed later that day. (Op. at 20; A592-651; Outcalt 75, 89-90 (BN594.1, 594.2-95); Shaw 67 (BN671)) Given the circumstances, the process the NCS Board used was reasonable, rational, informed, and consistent with any obligation to "achieve the highest and best transaction ... reasonably available to them." (Op. at 41)

         G.       THE NCS/GENESIS MERGER AGREEMENT AND THE VOTING
                  AGREEMENTS

                  Among other things, the NCS/Genesis Merger Agreement provided the following: (1) NCS shareholders would receive 1 share of Genesis Common Stock for every 10 shares of NCS Common Stock held (A599-600, Section 2.2); (2) NCS shareholders could exercise appraisal rights under 8 Del. C. Section 262 (A603, Section 2.5); (3) Genesis would redeem NCS's Notes in accordance with their terms (A631, Section 5.1(e)); (4) as authorized by 8 Del. C. Section 251(c), NCS would submit the Merger Agreement to NCS shareholders regardless of whether the NCS Board continued to recommend it (A633, Section 5.3(a)); (5) NCS would be

-----------

(6) The Board was informed by its counsel that "under the terms of the merger agreement and because NCS stockholders representing in excess of 50% of the outstanding voting power would be required by Genesis to enter into stockholder voting agreements contemporaneously with the signing of the merger agreement, and would agree to vote their shares in favor of the merger agreement, stockholder approval of the merger would be assured even if the NCS board of directors were to withdraw or change its recommendation. These facts would prevent NCS from engaging in any alternative or superior transaction in the future." (A956) It is no breach of fiduciary duty that the NCS Board did not read the NCS/Genesis Merger Agreement word-for-word. See, e.g., Smith v. Van Gorkom, 488 A.2d 858, 883
     n.25 (Del. 1985).

restricted in its ability to discuss with third parties an alternative acquisition of NCS and to provide such parties with non-public information (A636-38, Section 5.3(c)); and (6) if the Merger Agreement were to be terminated, NCS might be required to pay Genesis a $6 million termination fee (A644-45,Section 7.2). (Op. at 20-21)


                  Under the Voting Agreements, Outcalt and Shaw agreed, as NCS shareholders, to vote, or cause to be voted, all of the shares (both Class A and Class B) owned by them in favor of the NCS/Genesis Merger and against any competing transaction. (Op. at 21-22; A564, Section 2(b)) To this end, Outcalt and Shaw granted irrevocable proxies to Genesis to vote their shares in favor of the NCS/Genesis Merger and against certain competing transactions. (A564, Section 2(c)) Finally, Outcalt and Shaw agreed not to "transfer" any of their NCS shares prior to the effective date of the NCS/Genesis Merger. (A563-64, Section 2(a))

         H.       SUBSEQUENT EVENTS

                  On August 1, 2002, Omnicare filed a lawsuit attempting to enjoin the NCS/Genesis Merger, and announced that it intended to launch a tender offer for NCS's shares at a price of $3.50 per share (the "Tender Offer"). (Op. at 22; BN367) Omnicare commenced the Tender Offer on August 8, 2002. (A652-704) Thereafter, on August 20, 2002, the NCS Board recommended that its shareholders not tender into the Tender Offer after determining that the Tender Offer was predatory, "illusory," "conditional" and "uncertain." (Op. at 23; A830-32) Further, the NCS Board was unable to determine that Omnicare's expressions of interest were likely to lead to a "Superior Proposal," as that term was defined in the NCS/Genesis Merger Agreement, and thus the NCS Board was contractually prohibited from discussing Omnicare's expression of interest with Omnicare. (A830-31)

                  On September 10, 2002, Genesis granted a waiver of the provisions in Sections 5.3(c) of the NCS/Genesis Merger Agreement, which (consistent with the NCS Board's fiduciary duties) permitted NCS to enter into discussions with Omnicare, and further inform itself about Omnicare's Tender Offer and merger proposals. (Op. at 23; BN429-34) Finally, over two months after filing its lawsuit, on October 6, 2002, Omnicare irrevocably committed itself to a transaction with NCS. (Op. at 23; BN435-37) Pursuant to the terms of its proposal, Omnicare agreed to acquire all of the outstanding NCS Class A and Class B shares at a price of $3.50 per share in cash (the "Irrevocable Offer"). As a result of the Irrevocable Offer, on October 21, 2002, the NCS Board withdrew its recommendation that shareholders vote in favor of the NCS/Genesis Merger Agreement. (Op. at 23-24; A895-96) However, there was "no way [the NCS
Board] would have predicted that" Omnicare would make such an offer.
(Sells 223 (BN663))

                                    ARGUMENT

I. THE COURT OF CHANCERY PROPERLY HELD THAT PLAINTIFFS FAILED TO SATISFY THE ESSENTIAL PREREQUISITES FOR PRELIMINARY INJUNCTIVE RELIEF.

         A.       Standard Of Review.

                  The Court of Chancery's denial of Plaintiffs' motion for a preliminary injunction is reviewed for abuse of discretion. See Frank W. Diver, Inc. v. General Motors Corp., No. 361, 1998, 1998 WL 609724, at *1 (Del. Aug. 26, 1998) ("This Court reviews the denial of a preliminary injunction for abuse of discretion, without deference to the legal conclusions of the trial court."). Deference is given to factual findings of the Court of Chancery that are supported by the record and a logical deductive process. See Ivanhoe Partners v. Newmont Mining Co., 535 A.2d 1334, 1340-41 (Del. 1987). No deference is given to the Court of Chancery's legal conclusions. See Frank W. Diver, 1998 WL 609724, at *1.

         B.       Applicable Legal Standards.

                  A preliminary injunction is extraordinary relief that may be granted only where a party demonstrates: (1) a reasonable probability of success on the merits at a final hearing; (2) that the failure to issue a preliminary injunction will result in immediate and irreparable injury; and (3) that the balance of hardships weighs in its favor. See Ivanhoe, 535 A.2d at 1341; see also In re IXC Communications, Inc. S'holders Litig., C.A. Nos. 17324, 17334, 1999 WL 1009174, at *4 (Del. Ch. Oct. 27, 1999) (stating "[t]his [preliminary injunctive] relief is extraordinary and the test is stringent"). Plaintiffs bear the burden of establishing each of these necessary elements. See Roberts v. General Instrument Corp., C.A. No. 11639, 1990 WL 118356, at *7 (Del. Ch. Aug. 13, 1990).

                  Critically, Plaintiffs cannot make this showing simply by claiming that a dispute exists and that they might be injured; rather, they must clearly establish each element because injunctive relief "will never be granted unless earned." Lenahan v. National Computer Analysts Corp., 310 A.2d 661, 664 (Del. Ch. 1973). Accordingly, this extraordinary remedy "is granted only sparingly and only upon a persuasive showing that it is urgently necessary, that it will result in comparatively less harm to the adverse party, and that, in the end, it is unlikely to be shown to have been issued improvidently." Cantor Fitzgerald,

L.P. v. Cantor, 724 A.2d 571, 579 (Del. Ch. 1998) (citation omitted). For the reasons expressed below, Plaintiffs have not (and cannot) satisfy these required elements for preliminary injunctive relief.

                  Here, Plaintiffs completely ignore the key underpinning of the lower Court's decision and the record citations upon which it was based -namely that the NCS Board was well-informed about the firm Genesis offer and Omnicare's "offer to negotiate," and reasonably assessed the risks on July 28 when they executed the NCS/Genesis Merger. Although Plaintiffs acknowledge that the NCS Board faced the real threat that "Genesis might walk away" (OB at 27), they completely ignore that without Genesis, Omnicare would have no incentive to make a proposal that offered value to equity, or even worse, might revert to a bankruptcy proposal, which would offer no value to equity. Given these types of viable risks, the NCS Board's decision under any standard of review - business judgment, Unocal or Revlon - was appropriate for all its constituencies. Ultimately, Plaintiffs are left challenging the factual findings of the Court below, which must be affirmed as they are "supported by the record and are the product of an orderly and logical deductive process...." Ivanhoe, 535 A.2d at
1341. Accordingly, for the reasons expressed below, this Court should uphold the lower Court's decision to deny preliminary injunctive relief.

         C. THE COURT OF CHANCERY CORRECTLY HELD THAT THE PLAINTIFFS HAVE FAILED TO ESTABLISH A REASONABLE PROBABILITY OF SUCCESS ON THE MERITS OF THEIR CLAIMS.

                  1. THE NCS BOARD ACTED IN THE BEST INTERESTS OF ALL NCS STAKEHOLDERS BY EXECUTING THE NCS/GENESIS MERGER ON JULY 28.

                  As directors of a Delaware corporation, members of the NCS Board bear the ultimate responsibility for managing the "business and affairs" of NCS. See 8 Del. C.Section 141(a); Paramount Communications, Inc. v. Time Inc., 571 A.2d 1140, 1142 (Del. 1990). In fulfilling their managerial responsibilities, and derivative of the statutory mandate of Section 141(a), the NCS directors owe a triad of fiduciary duties - due care, loyalty and good faith
- to the NCS shareholders. See, e.g., Emerald Partners v. Berlin, 787 A.2d 85, 90 (Del. 2001).

                  Moreover, as the lower Court properly recognized, directors of a corporation in the "zone of insolvency" (such as the NCS Board) owe fiduciary duties to creditors. (Op. at 31-32) See, e.g., Credit Lyonnais Bank Nederland,

N.V. v. Pathe Communications Corp., C.A. No. 12150, 1991 WL 277613, at *34 (Del. Ch. Dec. 30, 1991) (finding directors did not breach their fiduciary duties by considering corporation's interest as well as 98% shareholder's interest in sale of assets); Geyer v. Ingersoll Publ'n Co., 621 A.2d 784, 787-90 (Del. Ch. 1992) ("[t]he existence of fiduciary duties at the moment of insolvency may cause directors to choose a course of action that best serves the entire corporate enterprise rather than any single group").(7) (See also BN109 (admitting that the NCS Board owed fiduciary duties to NCS's debtholders); Osborne 38 (BN574); Outcalt 47-48 (BN593)) Thus, the NCS Board appropriately took into account "the interests of all of the effected corporate constituencies" when "weighing NCS's response to the Genesis deadline and Omnicare's conditional letter proposal." (Op. at 32) Plaintiffs do not expressly contest this conclusion on appeal, and it must be affirmed.

                           (a) REVLON ANALYSIS IS NOT REQUIRED BY THE NCS/GENESIS MERGER.

                  Plaintiffs mistakenly suggest that the NCS Board had a duty to obtain the highest price reasonably available, relying largely on this Court's decision in Revlon, Inc. v. MacAndrews & Forbes Holdings, Inc., 506 A.2d 173 (Del. 1986). (OB at 4-6) As the Court below correctly found, a Revlon analysis of the NCS/Genesis Merger is not required "because it does not result in a change of control." (Op. at 27) Further, "[a] Revlon analysis is not implicated solely by seeking to conduct an auction that, if successful, might end with a change of control" where (as here) "the transaction ultimately approved does not involve a 'sale or change of control' within the meaning of Revlon, as 'control of both [companies] remain[s] in a large, fluid, changeable and changing market.'" (Op. at 28-30, citing Paramount Communications, Inc. v. QVC Network, Inc., 637 A.2d 34, 47 (Del. 1994)).

--------
(7) A company is considered insolvent when it has liabilities in excess of the reasonable market value of its assets. See Geyer, 621 A.2d at 789. As reported in NCS's 10-K for the period ending June 30, 2002, NCS's total assets were $277,793,000, and its current liabilities were $385,233,000. (BN407-09; A826 (in early 2002, NCS "remained in default on approximately $350 million of obligations"); BN438-40 (listing shareholder deficit of $108,062,000, and Historical Book Value as of June 30, 2002 as negative $4.56 per share)) NCS has continued to be insolvent or in the zone of insolvency during Pollack's entire representation of NCS. (Pollack 240-241 (BN634))

                  It is well-settled that so-called Revlon duties do not apply where (as here) a board enters into a stock-for-stock merger that does not result in a change of control. See, e.g., Arnold, 650 A.2d at 1290 (finding Revlon standard not applicable where target shareholders received stock in combined company); Paramount Communications, Inc. v. Time, Inc., C.A. Nos. 10866, 10670 & 10935, 1989 WL 79880, at *23 (Del. Ch. July 14, 1989) (holding that where control remains "in a large, fluid, changeable and changing market," the target board can properly consider strategic advantages to a merger and need not obtain simply the highest price available); see also In re Santa Fe Pacific Corp. S'holder Litig., 669 A.2d 59, 71 (Del. 1995) (concluding Revlon standard inapplicable because plaintiff failed to allege any facts showing change of control after stock-for-stock merger).

                  Under the terms of the NCS/Genesis Merger, NCS shareholders will receive 0.1 shares of Genesis stock for every share of NCS stock. (A599-600) Genesis has no controlling shareholder, and no controlling shareholder will result from the NCS/Genesis Merger. (Op. at 27-28) Thus, control will reside "in a large, fluid, changeable and changing market after the NCS/Genesis Merger takes place." See Time, 1989 WL 79880, at *23; Krim v. Pro Net, Inc., 744 A.2d 523, 525 (Del. Ch. 1999). There are simply no facts in the record that support a contrary finding, and Plaintiffs have no meaningful response to this point. As a result, the lower Court properly held that the NCS Board's decision to approve the NCS/Genesis Merger was subject to business judgment review. See Arnold, 650 A.2d at 1290; Time, 571 A.2d at 1142.

                  In addition, the NCS Board was entitled to (and did) consider the strategic benefits to a stock merger with Genesis. Time, 571 A.2d at 1142. The NCS Board's decision to authorize the NCS/Genesis Merger Agreement was not rash; it came only after two years of painstakingly canvassing the market for a restructuring alternative. Once Genesis emerged as a realistic option, the NCS Board had a suitor willing to provide recovery to all NCS stakeholders (and a transaction that would permit NCS shareholders to remain owners of the combined company). (Shaw 45-46 (BN667-68)) By this time, the "stalking horse" approach once advocated by Pollack and the Independent Committee was no longer a viable option - NCS simply could not find its "stalking horse" - and the NCS Board reasonably decided to pursue a favorable strategic merger with Genesis. See Arnold, 650 A.2d at 1290 (holding Revlon not applicable because company previously on auction block took itself off market and pursued long-term business options); see also Osborne 107-08 (BN579); Pollack 166 (BN622); Hager 24 (BN494)). Thus, NCS was not conducting an "active bidding process seeking to sell itself or to effect a business reorganization involving a clear break-up of the company" when it executed the NCS/Genesis Merger. Time, 571 A.2d at 1150; Arnold, 650 A.2d at 1290. (See also Pollack 86 (BN611) ("I don't believe NCS ever put itself up for sale")) Simply put, none of the "limited set of circumstances as defined under Revlon" are present here, and the NCS Board acted in an informed manner and was "not under any per se duty to maximize shareholder value in the short term, even in the context of a takeover." Time, 571 A.2d at 1150.

                           (b) UNDER THE BUSINESS JUDGMENT STANDARD OF REVIEW, THE NCS BOARD SATISFIED ITS FIDUCIARY DUTIES.

                  Plaintiffs also erroneously suggest that the Court below erred by finding that the NCS Board did not breach its duty of care. (OB at 7) The business judgment rule presumes that directors make business decisions on an informed basis, in good faith, and with an honest belief that the decision will serve the best interests of the corporation. See Aronson v. Lewis, 473 A.2d 805, 812 (Del. 1984), overruled on other grounds, Brehm v. Eisner, 746 A.2d 244 (Del.
2000); Time, 571 A.2d at 1142. "Under the business judgment rule, '[c]ourts do not measure, weigh or quantify directors' judgments,' rather they merely look to see if the process employed by the board was reasonable, with 'irrationality' functioning as the 'outer limit of the business judgment rule.'" (Op. at 33, quoting Brehm, 746 A.2d at 264) The effect of this presumption is powerful: unless rebutted, the Court will not substitute its judgment for that of the board. In re J.P. Stevens & Co. S'holders Litig., 542 A.2d 770, 780 (Del. Ch.
1988) ("[C] ourts have long been reluctant to second-guess such decisions when they appear to have been made in good faith").(8)

                  In determining that the NCS Board did not breach its duty of care, the lower Court applied its preliminary findings of fact to well-settled Delaware law. See Van Gorkom, 488 A.2d at 873; Aronson, 473 A.2d at 812; Brehm
v. Eisner, 746 A.2d 244, 264 (Del. 2000). First, the Court below held that the NCS Board did not breach its duty of care in the actions it took between May 14 and July 26. (Op. at 34-37) As the lower Court recognized, NCS "made a significant effort to solicit Omnicare's interest in a suitable transaction for

--------
(8) Plaintiffs affirmatively abandoned their duty of loyalty and duty of good faith claims during the proceedings below.

more than a year," but Omnicare refused to consider anything other than a bankruptcy transaction at that time providing less than full recovery to NCS's noteholders, nothing to shareholders and scraps for the trade and other creditors. (Op. at 34) Nor did the NCS Board breach its fiduciary duties by entering into the Exclusivity Agreement with Genesis. At the time the Exclusivity Agreement was executed, Genesis was offering par value to Noteholders and $24 million to shareholders and refused to proceed further with negotiations unless an exclusivity agreement was reached. (Op. at 36) Given Omnicare's insistence on a bankruptcy transaction, the NCS Board had "very little reason to believe" Omnicare would offer anything other than a bankruptcy transaction at that time. (Op. at 36-37; see also Osborne 107-08 (BN579) (thoughtfully explaining why entering Exclusivity Agreement on July 3 made eminent, reasonable sense)) All of these factors establish that the NCS Board's actions in pursuing a transaction w ith Genesis were "rational (and, indeed, reasonable)." (Op. at 36-37)

                  Second, the Court below held that the NCS Board acted reasonably in their actions between July 26 and July 28. (Op. at 38-41) Given the due diligence (as well as other conditions) in Omnicare's July 26 Letter and the Exclusivity Agreement with Genesis, the NCS Board did not breach its fiduciary duties by not contacting Omnicare. (Op. at 38) Rather, the NCS Board used the July 26 Letter to improve Genesis' offer, at which point Genesis threatened to walk if the proposal was not accepted by the end of July 28. (Op. at 40) The NCS Board acted reasonably in considering the risk that it could lose the firm Genesis proposal and be left with nothing. (Op. at 41; Mencher 194 (BN560); Sells 219 (BN662); Osborne 124-25 (BN582)) See also Citron v. Fairchild Camera & Instrument Corp., 569 A.2d 53, 67 (Del. 1989) (recognizing that board does not "compromise its deliberative process" by acceding to a time constraint imposed by a negotiating adversary "seeking a final resolution to a belabored process....").

                  Moreover, Plaintiffs' contention that NCS did not value Genesis common stock or the synergies inherent in an NCS/Genesis merger (OB 19-20) is contrary to the record. Pollack identified approximately $45 to $55 million in synergies (Pollack 76-77 (BN608)), and after thoroughly analyzing Genesis' business for the NCS Board, concluded that $16 per share undervalued Genesis' "fundamental long-term value." (Pollack 212-13 (BN630)) Further, the NCS Board was under no obligation to abandon its strategic association with Genesis to pursue the highly conditional Omnicare offer to negotiate, and the decision to rebuff Omnicare's negotiation proposals in the face of the firm Genesis proposal was a valid exercise of business judgment. See Time, 571 A.2d at 1150;

Emerson Radio Corp. v. International Jensen, Inc., C.A. Nos. 15130, 14992, 1996 WL 483086, at *13-15 (Del. Ch. Aug. 20, 1996) (neither the company nor its board "owes a duty to an interested potential acquiror to deal with the acquiror").

                  Finally, it is telling of the extreme risks inherent in Omnicare's "offer to negotiate" that NCS's two largest, most knowledgeable inside shareholders (Outcalt and Shaw) chose the firm Genesis offer over the scant prospects (at the time) for almost $7 million more in a deal with Omnicare. See, e.g., IXC, 1999 WL 1009174, at *7 (rejecting contention that "directors would actively shirk their fiduciary obligations and in the process ignore their own economic self-interests"; by suggesting otherwise, "Plaintiffs need a serious reality check"); Cinerama v. Technicolor, 663 A.2d 1134, 1139 (Del. Ch. 1994) (sale of stock by insiders with "greatest insight into the value of the company" is a powerful indication of fairness), aff'd 663 A.2d 1156 (Del.
1995). That they did so further supports the NCS Board's assessment that the July 26 Letter was nothing more than a proposal to negotiate, which could have led to a bankruptcy deal or, even worse, no deal at all.(9)

                           (c) REGARDLESS OF THE APPLICABLE STANDARD OF REVIEW, THE NCS DIRECTORS FULFILLED THEIR FIDUCIARY DUTIES TO ALL NCS STAKEHOLDERS BY EXECUTING THE NCS/GENESIS MERGER.

                  Even assuming, as Plaintiffs suggest, that the NCS Board was constrained to seek out the highest reasonably available price under Revlon, the NCS Board easily satisfied this enhanced standard of review by executing the firm NCS/Genesis Merger - which, under the circumstances, was a reasonable and well-informed decision on behalf of all stakeholders. As the lower Court aptly noted: "[t]he record supports a finding that, even applying the more exacting Revlon standard, the directors acted in conformity with their fiduciary

---------
(9) Plaintiffs attempt to distort the record with respect to Shaw's handwritten notes about valuation issues at the July 28 meeting. The record makes clear that Shaw was convinced that both the advisors and the Independent Committee had been working diligently for a long time to create the very best value they could, and he was well-informed at that point about valuation. (Shaw 109-110 (A1315-16)) Shaw was reminding himself to stay focused on the serious risk issues the board was considering at that meeting. (Id.)

duties in seeking to achieve the highest and best transaction that was reasonably available to them." (Op. at 41, 38)

                  It is well-settled that a board faced with competing offers is not solely constrained to considering price when particular circumstances warrant otherwise. See, e.g., In re RJR Nabisco, Inc. Shareholders Litig., C.A. No. 10389, 1989 WL 7036, at *19 (Del. Ch. Jan. 31, 1989) (holding that where deadline on firm deal was looming, if the board "exercises informed judgment in the circumstances, considers the risks posed by the deadline imposed, and concludes that it is prudent to act and acts with care, it has satisfied its duty"); Golden Cycle, LLC v. Allan, C.A. No. 16301, 1998 WL 892631, at *16 (Del. Ch. Dec. 10, 1998) (finding directors did not breach their fiduciary duties where they approved offer for lower price that was "fully financed, fully investigated and able to close by the end of the year"); Thompson v. Enstar Corp., 509 A.2d 578, 582 (Del. Ch. 1984) (noting that "[t]he judgment of the directors must be measured on the facts as they existed [when the board made its decision]," which includes board's determination in face of expiring firm offer that purported competing bid was nothing more than a mere "indication of interest"). Even one of the three principal cases relied on by Plaintiffs recognizes this point. See QVC Network, Inc. v. Paramount Communications Inc., 635 A.2d 1245, 1268 (Del. Ch. 1993) (noting there is "no single blueprint" directors must follow; noting also that "[o]rdinarily as between two competing all cash offers, the board will be required to choose the higher one, but even that is not always the case if the higher offer is subject to uncertainties that create a significant risk of nonconsummation" (emphasis added)), aff'd, 637 A.2d 34 (Del. 1994).

                  Indeed, a board may favor a particular transaction where "in good faith and advisedly it believes shareholder interests would be thereby advanced." In re Fort Howard Corp. S'holders Litig., C.A. No. 9991, 1988 WL 83147, at *14 (Del. Ch. Aug. 8, 1988); Rand v. Western Air Lines, Inc., C.A. No. 8632, 1994 WL 89006, at *7 (Del. Ch. Feb. 25, 1994), aff'd mem., 659 A.2d 228
(Del. 1995). "The board of directors is the corporate decision-making body best equipped to make these judgments. Accordingly, a court applying enhanced judicial scrutiny should be deciding whether the directors made a reasonable decision, not a perfect decision." QVC Network, Inc. v. Paramount Communications, Inc., 637 A.2d 34, 45 (Del. 1994) (emphasis added); see also In re Pennaco Energy, Inc. S'holders Litig., 787 A.2d 691, 704 (Del. Ch. 2001) (issue is whether "directors have undertaken reasonable efforts to fulfill their obligation...not to determine whether directors have performed flawlessly").

                  Here, the NCS Board was required to (and did) consider factors in addition to price when evaluating the quality and validity of Omnicare's negotiation proposal on behalf of all NCS stakeholders. First, given its past experience with companies that downwardly adjusted their offer price after conducting due diligence, the NCS Board reasonably feared that Omnicare, once Genesis was removed from the picture, would lower its price (or pull its offer to negotiate) after completing due diligence. (Sells 186 (BN659); Froesel 50-51 (BN461); Miles 59 (BN567); Marti 90 (BN548))

                  Second, the NCS Board was faced with the risk that if it did not execute the merger agreement on July 28, and Genesis walked away, Omnicare would be incentivized to return to low-ball bankruptcy offers the moment that the Exclusivity Agreement expired. (Sells 222-23 (BN663) (noting the possibility of "a wonderful merger agreement" with Omnicare, based on "Omnicare's behavior prior to that," was extremely unlikely)) In fact, the only reason Omnicare even considered an offer for NCS that contemplated recovery for NCS shareholders was because NCS was about to be acquired by Genesis in a deal involving recovery for NCS's equity. (Hodges 252-53 (BN529)) Thus, the NCS Board had a "justifiable concern that calling [Omnicare] would risk losing the transaction with [Genesis]," with whom they had an exclusive negotiating agreement. Golden Cycle, 1998 WL 892631, at *16. (See also Sells 219 (BN662))

                  Third, the NCS Board was reasonably concerned that Omnicare had not secured its financing by July 26, as it made its July 26 negotiation proposal conditioned upon receiving consent approvals from its credit facility banks. See Kontrabecki Group, Inc. v. Triad Park, LLC, C.A. No. 16256, 1998 WL 1809924, at *9 (Del. Ch. Mar. 18, 1998) (granting TRO after party demonstrated a colorable claim that alternative proposal did not constitute a superior proposal, in part, because alternative proposal did not yet have its equity financing firmly committed). (See also Sells 201 (BN660); Froesel 221-22 (BN469-70)) Indeed, Omnicare did not even begin contacting lenders about financing for the July 26 indication of interest until the week of July 29. (Froesel 222-23 (BN470))

                  Fourth, unlike Omnicare's negotiation proposals, Genesis had agreed to satisfy all of NCS's creditors in full, which Omnicare did not (and could not) agree to do in its July 26 Letter. (Sells 78-79 (BN645) (indicating that lack of guaranteed payment to the debt was a substantial factor in determining inferiority of July 26 indication of interest)) Fifth, the NCS Board could not, consistent with its fiduciary duties, ignore its tumultuous history of bankruptcy deal negotiations with Omnicare, and Omnicare's strategic decision to suspend discussions with NCS and negotiate directly with "the true owners of the company" - NCS's debtholders. (BN171) Only when those negotiations failed to push NCS into bankruptcy did Omnicare re-emerge six months later with its July 26 "offer to negotiate." (Froesel 195-98 (BN467-68)) In effect, Omnicare went "AWOL" on the NCS Board, and Plaintiffs should not be heard to criticize the NCS Board for Omnicare's refusal to participate in discussions with NCS. See Golden Cycle, 1998 WL 892631, at *15.

                  Ultimately, this case is closely analogous to the situations confronted by the Court of Chancery in RJR Nabisco and Golden Cycle, where board conduct strikingly similar to the case at hand was upheld under Revlon. For example, in RJR Nabisco, after a heated bidding war, this Court held that the Nabisco board - also faced with the risk of losing a firm offer - did not breach its fiduciary duties by failing to explore an alternative, facially superior bid (with material terms left undefined). 1989 WL 7036, at *4. The Court noted that the "the decision to prefer [the lower bid in hand cannot] be seen as so beyond the bounds of reasonable judgment as to raise an inference of bad faith... ."
Id. at *18. Likewise, in Golden Cycle, the Court upheld the Global Motorsport Group Board's decision to reject a $20 bid from Cycle in favor of a merger agreement offering $19.50 per share. See 1989 WL 7036, at *1. In upholding that board's decision, the Court held the board had no duty to contact Cycle about raising its bid given the existence of an exclusivity agreement with Stonington and Cycle's decision to disengage from negotiations with the board. Id. at *15. Here, Omnicare's decision to go "AWOL" and subsequently criticize actions by the NCS Board "seriously undermine[s] the credibility of [Plaintiffs'] arguments on this preliminary injunction motion." Id.

         D. THE COURT OF CHANCERY PROPERLY HELD THAT THE DEAL PROTECTION PROVISIONS IN THE NCS/GENESIS MERGER AGREEMENT WERE REASONABLE AND SHOULD BE UPHELD.

                  1.       THE DEAL PROTECTION PROVISIONS ARE VALID UNDER
                           UNOCAL.

                  Plaintiffs' primary argument under Unocal is that the NCS Board's decision to approve the Voting Agreements coupled with the inclusion of the Section 251(c) provision in the NCS/Genesis Merger Agreement is draconian because it effectively ensures consummation of the merger. (OB at 22-28) As the Court below properly explained, however, "[i]n the circumstances of this case
.... it cannot be said that director approval of the voting agreements, even in conjunction with the Section 251(c) provision in the merger agreement, acted as an unreasonable 'lock-up' of the Genesis transaction." (Op. at 44)

                  Indeed, the NCS Board's compelling concern about losing the valuable Genesis proposal was properly viewed as a perceived threat, and the deal protection provisions were reasonable in relation to the threat posed. (Op. at 44) See, e.g., Unitrin, Inc. v. American Gen. Corp., 651 A.2d 1361, 1389-90 (Del. 1995) (remanding case for determination of whether repurchase program was within range of reasonable defensive measures rather than whether it was necessary); Time, 571 A.2d at 1154-55 (finding target's directors enacted reasonable defensive measures in relation to threat posed by hostile offeror); Unocal Corp. v. Mesa Petroleum Co., 493 A.2d 946, 956-57 (Del. 1985) (holding board enacted defensive measures that were reasonable in relation to threat posed by inadequate two-tier tender offer). Indeed, this Court will not hesitate to sustain contractual deal protection provisions that are appropriately proportionate under the circumstances faced by the board. See, e.g., Time, 571 A.2d at 1154-55 (upholding de fensive measures including no-shop clause); McMillan v. Intercargo Corp., 768 A.2d 492, 505 (Del. Ch. 2000) (upholding termination fee and no shop clause); Goodwin v. Live Entm't, Inc., C.A. No. 15165, 1999 WL 64265, at *23 (Del. Ch. Jan. 25, 1999) (upholding termination fee), aff'd mem., 741 A.2d 16 (Del. 1999).

                  Here, the NCS Board reasonably believed that Omnicare's belated offer to negotiate posed a serious concern, as it was contingent on satisfactory completion of due diligence, regulatory approval, third-party consents and the successful negotiation of a mutually acceptable merger agreement. The NCS Board was also mindful of the fact that, had it pursued

Omnicare's offer to negotiate, Genesis would have pulled its offer, leaving NCS shareholders (potentially) with nothing. See Time, 571 A.2d at 1153 (concluding directors reasonably believed purported offer laden with conditions posed threat); Unocal, 493 A.2d at 955 (when assessing a threat, board was entitled to consider factors such as "inadequacy of the price offered, nature and timing of the offer, questions of illegality, the impact on 'constituencies' other than shareholders (i.e., creditors, customers, employees, and perhaps even the community generally) [and] the risk of nonconsummation"); In re Gaylord Container Corp. S'holders Litig., 753 A.2d 462, 478 (Del. Ch. 2000) (upholding board's assessment of "traditional threats posed by over-the-transom" acquisition offers).

                  Moreover, the contested deal protection provisions were appropriate considering the circumstances and risks faced by the NCS Board. As the Court below explained, the record here establishes that the NCS Board was well-informed and conducted an appropriate process. (Op. at 45) Specifically, the Court held that:

         The record shows that the directors questioned the need for these provisions and agreed to them only because Genesis was unwilling to commit itself to the transaction without them. Moreover, the board was aware that Outcalt and Shaw had expressed a willingness to enter into the voting agreements only as a means of achieving the Genesis transaction and without material conflicting interests. There is also no suggestion in this record that the directors authorized these terms in order to preclude what they knew or should have known was a superior transaction. On the contrary, at the time the directors acted to meet the Genesis deadline, the only proposal reasonably available to them was the one they adopted.

(Id.) Given this context, there can be nothing inherently wrongful with Section 5.3(a) of the NCS/Genesis Merger Agreement, which does nothing more than contractually state what the NCS Board is otherwise permitted to do under statute. Indeed, the NCS Board's decision to honor its contractual commitments, but at the same time withdraw its recommendation for a current merger proposal, is expressly authorized by statute. See 8 Del. C.Section 251(c). Critically,
Section 251(c) provides that: "[t]he terms of the [merger] agreement may require that the agreement be submitted to the stockholders whether or not the board of directors determines at any time subsequent to declaring its advisability that the agreement is no longer advisable and recommends that the stockholders reject it."

                  Further, a protective measure is coercive only "when it operates to force management's preferred alternative upon the stockholders." Gaylord Container, 753 A.2d at 480 (emphasis added); cf. Weiss v. Samsonite Corp., 741 A.2d 366, 372 (Del. Ch.) (concern is not whether action is coercive, but "actionably" or "wrongfully" coercive) aff'd. mem., 764 A.2d 277 (Del.
1999). Here, the effect of the Voting Agreements results from shareholder action taken by Outcalt and Shaw, not board or management action. As shareholders, both Outcalt and Shaw had the right to vote their shares as they so desired, without breaching their duties to other shareholders. See, e.g., Emerson Radio, 1996 WL 483086, at *17 (majority shareholders "entitled to vote [their] shares as [they] choose"); 8 Del. C.Section 218 (authorizing stockholders to enter voting agreements); see also Thorpe v. CERBCO, Inc., 676 A.2d 436, 444 (Del. 1996); Bershad v. Curtiss-Wright Corp., 535 A.2d 840, 894 (Del. 1987). That they did so is a powerful testament to the risks they perceived in the Omnicare "offer to negotiate," as they turned away (potentially) millions of dollars more for their shares from Omnicare. (Shaw 66-67 (BN671) ("I signed this agreement as a shareholder, because I wanted to.")) Moreover, as the lower Court explained, "Omnicare is certainly not precluded from making a bid for the combined NCS/Genesis entity, as Gemunder admitted in his testimony. Indeed, Omnicare's financial advisors have already begun to analyze such a transaction." (Op. at 45) See also Time, 571 A.2d at 1154 (bidder not precluded from acquiring combined post-merger entity).

                  Plaintiffs also erroneously claim that the NCS/Genesis Merger Agreement is coercive by virtue of the Voting Agreements. (OB at 25) This precise claim was rejected in Williams v. Geier, 671 A.2d 1368, 1382-84 (Del.
1986) (holding that accurate disclosures about decision of control group to support a proposal, which made outcome of forthcoming vote "virtually assured," reflected the truth concerning exercise of stockholder voting rights and involved no improper coercion). Like the shareholders in Williams, NCS shareholders have the opportunity to approve or disapprove of the deal protection provisions. The fact that a majority of the shares have already been pledged in favor of the NCS/Genesis Merger Agreement (by majority shareholders Outcalt and Shaw) evidences this fact. See id. at 1380-81 (finding presence of controlling majority shareholder did not invalidate shareholder vote); Stroud v. Grace, 606 A.2d 75, 83 (Del. 1992) (finding shareholder vote where "vast majority" of shares were controlled by directors was valid in absence of inadequate disclosures, fraud or other misconduct).

                  Even assuming that the board's decision to approve the Voting Agreements coupled with Section 5.3(a) effectively locked up the deal with Genesis, the NCS Board's actions were reasonable under the circumstances. As the Court explained in Ace, deal protection provisions that effectively ensure that a strategic deal is consummated are appropriate in the Unocal/Unitrin context under certain circumstances, such as the ones present here. See Ace Ltd. v. Capital Re Corp., 747 A.2d 95, 107 n.36 (Del. Ch. 1999) (identifying one such circumstance as "where a board has actively canvassed the market, negotiated with various bidders in a competitive environment, and believes that the necessity to close a transaction requires that the sales contest end"). Here, the NCS Board has done exactly that, by actively canvassing the market for potential restructuring opportunities for more than two years prior to entering into the NCS/Genesis Merger. NCS and Genesis engaged in vigorous negotiations for months before entering i nto the NCS/Genesis Merger Agreement. And given the risks posed by Genesis' July 28 ultimatum, and Omnicare's July 26 offer to negotiate, the NCS Board was clearly justified in foregoing any further exploration of possible alternatives. For this reason, Plaintiffs' reliance on QVC to support its claim that the NCS Board "contracted away" its fiduciary duties (OB at 30) is misplaced. Indeed, the NCS Board has continued to exercise its fiduciary responsibilities to its shareholders pursuant to both Sections 141(a) and 251(c). (See A830-32; BN429-34)

                  Finally, Plaintiffs have effectively abandoned their arguments concerning Section 7.2 (the termination fee) and Section 5.3(c) (the "no-talk" provision) of the NCS/Genesis Merger Agreement. In any event, the Court below properly held that these "no-talk" and termination fee provisions in the NCS/Genesis Merger Agreement (A636-38, A644-45, Sections 5.3(c) and 7.2, respectively) did not serve to "lock up" the NCS/Genesis Merger. (Op. at 43, n.58) First, the lower Court properly held that the termination fee was reasonable in light of the NCS Board's duties to creditors and the total transaction value of the merger. (Id., citing Kysor Indus. v. Margaux, 674 A.2d 889, 897-98 (Del. Super. Ct. 1996)) Second, the Court below correctly held that the "no-talk" provision was reasonable, as the NCS Board was well-informed before agreeing to it, and because it did not foreclose opportunities to negotiate with third parties, as shown by NCS's subsequent negotiations with Omnicare. (Id., distinguishing Ace Ltd. v. Capital Re Corp., 747 A.2d 95 (Del. Ch. 1999))

                  2. UNDER THE CIRCUMSTANCES HERE, THE DEAL PROTECTION PROVISIONS MAY ALSO BE PROPERLY REVIEWED AS BUSINESS JUDGMENTS, AND SHOULD BE GRANTED DEFERENCE.

                  The deal protection provisions in the NCS/Genesis Merger (under the circumstances here) may also properly be reviewed as business judgments, as the Unocal standard of review applies only to defensive measures unilaterally taken in response to a threat to corporate policy. See, e.g., Williams, 671 A.2d at 1377 ("A Unocal analysis should be used only when a board unilaterally ... adopts defensive measures in reaction to a perceived threat"); Gilbert v. El Paso Corp., 575 A.2d 1131, 1143 (Del. 1990). Here, Plaintiffs completely ignore the fact that these provisions were being negotiated well before Omnicare stumbled its way back on the scene on July 26 after six months of radio-silence. By that time, NCS had no reason to believe that Omnicare was a viable alternative.

                  Delaware courts have previously applied the business judgment rule to uphold similar deal protection provisions crafted in advance of another emerging bidder. See, e.g., IXC, 1999 WL 1009174, at *6 (deal protection provisions "are most properly evaluated in the context of the merger agreements under which they arise" and "in the absence of a showing of disloyalty or lack of care in agreeing to [them], these provisions are reviewable as business judgments and are, thus, granted deference"); see also Brazen v. Bell Atlantic Corp., 695 A.2d 43, 48 (Del. 1997) (not applying Unocal to termination fee provisions, but modifying lower court's application of business judgment rule validating that provision by analyzing it as a "liquidated damages" provision); State of Wiscon-sin Inv. Bd. v. Bartlett, C.A. No. 17727, 2000 WL 238026, at *4 (Del. Ch. Feb. 24, 2000) (applying business judgment to deal protection provisions not adopted in response to any perceived threat).

                  Indeed, there is nothing grossly negligent about agreeing to a provision making it more difficult for a third party to disrupt a strategic combination. See, e.g., Time, 571 A.2d at 1152-54 (holding that informed board can take actions to "lock-in" a strategic merger); IXC, 1999 WL 1009174, at *11 (noting that deal protection provisions may result in higher negotiated prices, benefitting the shareholders). By agreeing to the various deal protection provisions requested by Genesis (including approving the Voting Agreements), the NCS Board was able to ultimately negotiate a better merger price from Genesis. Further, the NCS Board's decision to approve the deal protection provisions was reasonable "under the circumstances," given the extreme risks faced by the NCS

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Board over the July 26 weekend, and the fact that commencing negotiations with
Omnicare could have left NCS with no deal at all. See IXC, 1999 WL 1009174, at *10 (deal protection provisions "are most properly evaluated in the context of the merger agreements under which they arise"); see also Williams, 671 A.2d at 1377 (because majority of shares - here, this includes Outcalt and Shaw - have opportunity to approve or disapprove deal protection provisions in NCS/Genesis Merger Agreement, Unocal standard should not apply).

         E.       NCS'S DIRECTORS HAVE ACTED WITHIN THEIR AUTHORITY UNDER 8 DEL.
                  C. SECTION 141(A).

                  Plaintiffs also incorrectly argue that the NCS Board abdicated its fiduciary duties under Section 141(a) by including a Section 251(c) provision in the NCS/Genesis Merger Agreement and approving the Voting Agreements. (OB at 28-30) In essence, Plaintiffs' Section 141(a) argument does nothing more than restate their breach of fiduciary duty claims, which - as explained above -are wholly without merit. Either way, the question remains the same: has the board of directors exceeded the permissible zone of its managerial authority by abdicating its duties? Because (as explained above) the NCS Board acted reasonably under the circumstances, the answer to that question is a resounding no. The Court below implicitly recognized this point by holding that "[i]n fulfilling their responsibilities to manage the Company's 'business and affairs,' the Director Defendants certainly owe fiduciary duties to NCS and its stockholders," which were not breached by entering the NCS/Genesis Merger. (Op. at 31)

                  In fact, the lower Court was reluctant to lend credence to this issue, explaining that: "the Opinion does not directly address itself to the plaintiffs' last argument because the court regarded it as insubstantial. It is simply nonsensical to say that a board of directors abdicates its duty to manage the 'business and affairs' of a corporation under Section 141(a) of the DGCL by agreeing to the inclusion in a merger agreement of a term expressly authorized by Section 251(c) of that same statute. As pointed out in the Opinion, the 1998 amendment to Section 251(c) was intended to remediate the problem encountered when a board of directors decided to withdraw its recommendation in favor of a previously approved merger agreement. Certainly, Quickturn is no authority for such a novel and troubling proposition." (Order at 6 (BN444.6))

                  In any event, Plaintiffs' reliance on Quickturn Design Sys., Inc. v. Shapiro, 721 A.2d 1281, 1292 (Del. 1998) (invalidating "slow hand" pill) and similar oppressive poison pill cases, is misplaced. In Quickturn, the Supreme

Court considered a "slow hand" poison pill - a rights plan preventing a subsequently elected board of directors from redeeming any rights to permit a transaction with an unwanted suitor for a six month period. The practical result of this provision was that the current Quickturn board had prevented itself and a future board (presumably elected by the unwanted acquiror) from negotiating a possible sale of the company for six months, an "area of fundamental importance to the shareholders." Quickturn, 721 A.2d at 1291-92. Thus, the Court concluded that the "slow hand" pill impermissibly restricted the directors from directing their full authority under Section 141(a). Id.

                  Quickturn, however, is inapposite to the case at hand. In Quickturn, the existing Quickturn board abdicated its fiduciary responsibilities (and similarly tied the hands of a future board for six months) "in an area of fundamental importance to the shareholders - negotiating a possible sale of the corporation." Id. at 1291-92. Here, however, the NCS Board has done the exact opposite. Indeed, the NCS Board exercised its fiduciary duties at a time when NCS stakeholders needed it most - after searching and negotiating with potential suitors for almost two years to find a transaction offering fair value, and given the extreme risks it faced on the weekend of July 26 - by approving the firm Genesis deal and rejecting Omnicare's belated "offer to negotiate." Indeed, under Plaintiffs' overbroad reading of Quickturn and strained interpretation of
Section 141(a), a board of directors would never be able to enter a merger agreement in the face of a facially superior bid (thereby obviating the principles set forth in Time and its progeny) or, indeed, any other contract that "tied a company's hands" for any length of time.(10)

                  This Court simply should not extend Quickturn, as Plaintiffs suggest, and Plaintiffs have not shown a reasonable probability of success on this claim.

----------
(10) Indeed, construing Quickturn broadly would create a host of problems, such as the potential invalidation of a long-term supply contract tying the hands of a current board that was entered into by a previous slate of directors who no longer hold their positions. Certainly, this was not the intent of the Quickturn Court. See, e.g., John C. Coates & Bradley C. Faris, Second-Generation Shareholder Bylaws: Post-Quickturn Alternatives, 56 Bus. Law. 1323, 1331 (Aug.
2001); see also Grimes v. Donald, C.A. No. 13358, 1995 WL 54441, at *11 (Del.
Ch. Jan. 11, 1995) (refusing to invalidate employment contract as abdication of director duties), aff'd, 673 A.2d 1207 (Del. 1996).

                                   CONCLUSION

                  For all of the foregoing reasons, the NCS Defendants respectfully request that the Court of Chancery's decision to deny Plaintiffs' motion for preliminary injunction be affirmed.

                                        Respectfully submitted,

                                       /s/ Edward P. Welch
                                       ---------------------------------
                                       Edward P. Welch (# 671)
                                       Edward B. Micheletti (# 3794)
                                       Katherine J. Neikirk (# 4129)
                                       James A. Whitney (# 4161)
                                       SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                                       One Rodney Square
                                       P.O. Box 636
                                       Wilmington, Delaware  19899-0636
                                       (302) 651-3000
                                       Attorneys for the NCS Defendants


OF COUNSEL:
Mark A. Phillips
BENESCH, FRIEDLANDER, COPLAN
 & ARONOFF LLP
2300 BP Tower, 200 Public Square
Cleveland, Ohio  44114-2378
(216) 363-4500

DATED:  December 9, 2002

                             CERTIFICATE OF SERVICE

                  I hereby certify that on December 9, 2002, I caused two copies of the Appellees NCS HealthCare, Inc., Boake A. Sells and Richard L. Osborne's Answering Brief and the Appendix in Support of Appellees NCS HealthCare, Inc, Boake A. Sells and Richard L. Osborne's Answering Brief to be served upon the following counsel of record in the manner indicated below.

BY HAND DELIVERY
Joseph A. Rosenthal, Esquire
Rosenthal, Monhait, Gross & Goddess, P.A.
Mellon Bank Center, Suite 1401
Wilmington, Delaware 19801

Pamela S. Tikellis, Esquire
Chimicles & Tikellis LLP
One Rodney Square, 5(th) Floor
Wilmington, Delaware 19801

Jon E. Abramczyk, Esquire
Morris, Nichols, Arsht & Tunnell
1201 North Market Street
Wilmington, Delaware 19801

David C. McBride, Esquire
Young, Conaway, Stargatt & Taylor LLP
1000 West Street, 17(th) Floor
Wilmington, Delaware 19899

Edward M. McNally, Esquire
Morris, James, Hitchens & Williams LLP
222 Delaware Avenue, 10(th) Floor
Wilmington, Delaware 19801

                              /s/ James A. Whitney
                   -------------------------------------------------
                           James A. Whitney (# 4161)